Exhibit 99.5

August 5, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

SECOND QUARTER 2015 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) (“Great Panther”; the “Company”) today reported financial results for the Company’s three and six months ended June 30, 2015. The full version of the Company’s unaudited condensed interim consolidated financial statements, and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com, or SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

“Great Panther’s second quarter 2015 financial results reflect solid growth in revenue, margins and cash flow, in spite of further declines in silver and gold prices,” stated Robert Archer, President and CEO. “Improved grades, record production and the strengthening of the US dollar all contributed to the strong financial results and to significant reductions in our cash cost and all-in sustaining cost. “Based on the strength of our results year-to-date, we are pleased to announce a decrease in our cash cost and all-in sustaining cost guidance for 2015 which accompanies the increase in production guidance issued in early July. The second quarter also marked the completion of the acquisition of Cangold Limited and the signing of the option to acquire the Coricancha Mine Complex in Peru. These are key steps in Great Panther’s strategic development that we were able to fund from the strong cash-flow generated by our operations.”

Highlights compared to second quarter 2014, unless otherwise noted

•	Record metal production of 1,088,355 Ag eq oz, representing a 51% increase;

•	San Ignacio production increased by 162,422 Ag eq oz to 250,127 Ag eq oz;

•	Silver production increased 54% to a new quarterly record of 648,810 silver ounces;
•	Gold production increased 41% to a record 5,322 gold ounces;

•	Cash cost per silver payable ounce (“cash cost”) decreased 56% to US$6.63 per ounce;

•	All-in sustaining cost (“AISC”) decreased 49% to US$12.54 per ounce;
•	Revenues increased 33% to $19.2 million;
•	Gross profit before non-cash items increased to $6.7 million, from $2.4 million

•	Net loss totalled $4.7 million, compared to a net loss of $4.5 million;

•	Adjusted EBITDA was $4.2 million compared to $0.2 million; and

•	Cash and cash equivalents were $19.4 million at June 30, 2015 compared to $18.0 million at December 31, 2014; and
•	Net working capital increased to $33.9 million at June 30, 2015 from $32.9 million at December 31, 2014.

Cash cost guidance for 2015 is reduced to US$9.00 to $10.00, from US$11.50 to $12.50, and AISC is reduced to US$15.00 to $17.00 from US$18.50 to $19.85.

Although second quarter revenue, gross profit, adjusted EBITDA, and cash flow from operations all showed significant increases from the second quarter of last year, the Company recognized a net loss due to the impact of a $3.8 million foreign exchange loss, a $1.0 million increase in amortization expense, and an increase in exploration and evaluation expenditures as a result of certain Cangold and Coricancha transaction costs which were not capitalized. The foreign exchange loss is primarily unrealized and associated with Great Panther’s investment in its Mexican operations which is structured by way of a significant US dollar loan payable by a Mexican subsidiary to another subsidiary of the Great Panther. As intercompany debt, the loan is not a liability of the consolidated group, however, the resulting foreign exchange gains and losses recognized in the accounts of the Mexican subsidiary are still reflected in the Company’s consolidated statement of comprehensive income.

OPERATING AND FINANCIAL RESULTS SUMMARY

(in CAD 000s except ounces, amounts per share and per ounce)	Q2 2015	Q2 2014	% change	Six months ended June 30, 2015	Six months ended June 30, 2014	% change
OPERATING
Tonnes milled (excluding custom milling)	87,476	80,964	8%	186,728	153,595	22%
Silver equivalent ounces (“Ag eq oz”) produced[1]	1,088,355	718,794	51%	2,076,241	1,386,143	50%
Silver ounce production	648,810	420,001	54%	1,245,921	790,669	58%
Gold ounce production	5,322	3,773	41%	10,025	7,439	35%
Silver payable ounces	607,898	381,302	59%	1,230,238	733,589	68%
Cost per tonne milled (USD)[2]	$ 108.79	$ 125.29	(13%)	$ 105.25	$ 123.43	(15%)
Cash cost per silver payable ounce (USD)[2]	$ 6.63	$ 15.03	(56%)	$ 7.68	$ 14.29	(46%)
AISC per silver payable ounce (USD)[2]	$ 12.54	$ 24.40	(49%)	$ 13.52	$ 24.29	(44%)
FINANCIAL
Revenue	$ 19,183	$ 14,465	33%	$ 39,434	$ 27,345	44%
Gross profit before non-cash items[2]	$ 6,713	$ 2,427	177%	$ 13,366	$ 5,698	135%
Gross profit (loss)	$ 1,668	$ (1,529)	209%	$ 2,193	$ (1,947)	213%
Net income (loss)	$ (4,722)	$ (4,492)	(5%)	$ (1,132)	$ (5,094)	78%
Adjusted EBITDA[2]	$ 4,205	$ 213	1,874%	$ 7,553	$ (332)	2,375%
Cash flow from operating activities[3]	$ 3,567	$ (323)	1,208%	$ 8,397	$ 291	2,786%
Cash at end of period	$ 19,432	$ 18,045	8%	$ 19,432	$ 18,045	8%
Net working capital at end of period	$ 33,942	$ 34,241	(1%)	$ 33,942	$ 34,241	(1%)
Average realized silver price (USD)[4]	$ 15.47	$ 20.50	(25%)	$ 16.24	$ 19.77	(18%)
PER SHARE AMOUNTS
Earnings (loss) per share – basic	$ (0.03)	$ (0.03)		$ (0.01)	$ (0.04)
Earnings (loss) per share – diluted	$ (0.03)	$ (0.03)		$ (0.01)	$ (0.04)

DISCUSSION OF SECOND QUARTER 2015 FINANCIAL RESULTS

For the second quarter of 2015, the Company earned revenue of $19.2 million, compared to $14.5 million for the second quarter of 2014. The $4.7 million increase in revenue is primarily attributable to a 54% increase in metal sales volume as a result of an increase in metal production. In addition, the 11% appreciation of the US dollar against the Canadian dollar had the effect of increasing revenue reported in Canadian dollars. These factors more than offset the impact of 25% and 10% decreases in average realized silver and gold prices in US dollars, respectively.

Gross profit before non-cash items increased by $4.3 million in the second quarter of 2015 compared to the second quarter of 2014, as a result of the $4.7 million increase in revenues which exceeded the $0.4 million increase in cost of sales before non-cash items. The proportionately higher increase in revenue is attributable to the impact of the US dollar strengthening against the Canadian dollar, as well as the 59% increase in payable silver ounces sold at a significantly lower unit cash cost.

[1] Silver equivalent ounces are referred to throughout this document. For 2015, Aq eq oz are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2014 Aq eq oz was established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb., and US$0.85 per lb. for silver, gold, lead and zinc, respectively.

[2] The Company has included the non-IFRS performance measures cost per tonne milled, cash cost per silver payable ounce, all-in sustaining cost per silver payable ounce (“AISC”), gross profit before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the “Non-IFRS Measures” section the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

[3] Before changes in non-cash working capital

[4] Average realized silver price is prior to smelting and refining charges.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales increased to $5.0 million in the second quarter of 2015 from $3.9 million in the second quarter of 2014. This was due to a reduction in the M&I resource at the Guanajuato Mine based on the updated Mineral Resource Estimate issued in February 2015. The reduction of the resource estimate has the effect of reducing the amortization base and therefore increasing the amortization expense per unit produced and sold.

General and administrative (“G&A”) expenses were $1.8 million for the second quarter of 2015 compared to $1.9 million for the same period in 2014. The decrease primarily reflects the write-off of approximately $0.1 million in Mexican value added tax refunds during the second quarter of 2014.

Exploration and evaluation (“E&E”) expenses were $1.0 million for the second quarter of 2015 compared to $0.5 million for the same period in 2014. The increase is primarily a function of an increase in ongoing development expenditures for San Ignacio, which continue to be expensed as the mine does not meet the criteria for capitalization under IFRS. The Company also recorded an increase in share-based compensation and legal and due diligences fees associated with the Coricancaha and Cangold transactions which were not capitalized.

Finance and other expense amounted to $3.8 million for the second quarter of 2015, compared to finance and other expense of $2.8 million for the same period in 2014. The change is primarily associated with a $1.0 million increase in foreign currency loss recognized in the second quarter of 2015, compared to the comparative period. The foreign exchange loss is primarily attributed to an unrealized foreign exchange loss on a significant US dollar denominated loan owed by the Company’s Mexican subsidiary to another wholly owned subsidiary.

The Company recorded a net income tax recovery of $0.2 million during the second quarter of 2015, predominantly as a result of a reduction in the Company’s estimate of future special mining duties which are expected to become payable by its Mexican operations. This deferred income tax recovery was net of a $0.1 million current income tax expense. The net income tax recovery in the second quarter of 2014 amounted to $2.2 million and relates to pre-tax losses by the Company’s operations in Mexico recognized in the period.

Net loss for the second quarter of 2015 was $4.7 million, compared to a net loss of $4.5 million for the same period in 2014. The increase in net loss is primarily attributable to the $1.0 million increase in foreign exchange loss described above, as well as a reduction in the income tax recovery from $2.2 million in second quarter 2014 to $0.2 million in the second quarter 2015. These factors were almost completely offset by the $3.2 million increase in gross profit.

Adjusted EBITDA was $4.2 million for the second quarter of 2015, compared to adjusted EBITDA of $0.2 million for the same period in 2014. The increase in adjusted EBITDA reflects the $4.3 million increase in gross profit before non-cash items and a $0.1 million decrease in G&A expenses.

CASH COST AND ALL-IN SUSTAINING COSTS

Cash cost was US$6.63 for the second quarter of 2015, a 56% decrease compared to US$15.03 for the second quarter of 2014. The decrease in cash cost was partly due to the increase in ore grades, which contributed to a 59% increase in payable silver ounces as well as higher by-product credits. Cash cost also benefitted from the strengthening of the US dollar compared to the Mexican peso which reduced production costs in US dollar terms.

AISC for the second quarter of 2015 decreased to US$12.54 from US$24.40 in the second quarter of 2014. This 49% decrease is primarily due to the reduction in cash cost. In addition, there was a reduction in general and administrative, sustaining exploration and evaluation and sustaining capital expenditures on a per payable silver ounce basis as a result of the increase in payable silver ounces noted above.

Please refer to the Company’s Management’s Discussion and Analysis for further discussion of cash cost and AISC, and for a reconciliation to the Company’s financial results as reported under IFRS.

CASH AND WORKING CAPITAL AT JUNE 30, 2014

At June 30, 2015, the Company had cash and cash equivalents of $19.4 million compared to $18.0 million at December 31, 2014. Cash increased by $1.5 million in the first half of 2015 primarily due to cash flows from operating activities before changes in non-cash working capital of $8.4 million and a $0.7 million increase in cash and cash equivalents as the result of favorable foreign exchange fluctuations. These factors exceeded the $6.6 million invested in mineral properties, plant and equipment and exploration and evaluation assets, and the increase in non-cash working capital (primarily accounts receivable) of $1.0 million.

At June 30, 2015, the Company had net working capital of $33.9 million compared to $32.9 million at December 31, 2014. Net working capital increased by $1.0 million due to the $1.5 million increase in cash, net of the $0.5 million increase in trade and other payables during the first half of 2015.

OUTLOOK

On July 14, 2015, the Company announced an increase in its production guidance for 2015 by approximately 8%, from 3.5 to 3.6 million Ag eq oz to 3.8 to 3.9 million Ag eq oz as a result of better than expected production results for the first half of 2015. While improved grade control and higher cut-off grades at all mines should maintain higher production levels, it is still early in the production history of the South Extension zones at San Ignacio. Grade fluctuations are possible and the Company may consider alternate mining methods in order to reduce costs which could also impact head grades. The revised guidance represents an approximate 21% increase over 2014 production, including a small impact from the change in ratios in determining Ag eq oz to account for the movement in metal prices over the past year.

After a review of its previously issued cash cost and AISC guidance for 2015, the Company is reducing its cash cost and AISC guidance. The reduction reflects strong cash cost and AISC results for the first half of the year. Cash cost guidance is reduced to US$9.00 to $10.00, from US$11.50 to $12.50, and AISC is reduced to US$15.00 to $17.00 from US$18.50 to $19.85.

Production and cash cost guidance	FY 2014 Actual	1H 2015 Actual	2015 Guidance Range	2015 Revised Guidance
Total silver equivalent ounces	3,187,832	2,076,241	3,500,000 – 3,600,000	3,800,000 – 3,900,000
Cash cost per silver payable ounce (USD)	$ 12.78	$ 7.68	$ 11.50 – $ 12.50	$ 9.00 – $ 10.00
AISC (USD)	$ 22.07	$ 13.52	$ 18.50 – $ 19.85	$ 15.00 – $ 17.00

On July 2, 2015, the Company provided an update on its diamond drilling programs for the second half of 2015. As a result of the completion of the Cangold acquisition and the signing of the Coricancha option, total planned drilling metres for 2015 increased to 29,700 metres from 19,000 metres, which translates into $3 to $4 million of additional exploration and evaluation expenditures for 2015. The 29,700 metres comprises drilling metres for the GMC, and the Guadalupe de los Reyes and Coricancha projects.

The Company is maintaining its guidance for $10 to $12 million in capital expenditures for 2015 comprising capitalized mine development and diamond drilling, and for the acquisition of new mining and plant equipment. Drilling related to the projects is not included in this figure as such expenditures are not capitalized, but are considered E&E expenses.

WEBCAST AND CONFERENCE CALL TO DISCUSS SECOND QUARTER 2015 FINANCIAL RESULTS

The Company will hold a live webcast and conference call to discuss the financial results on August 6, 2015, at 8:00 AM Pacific Daylight Time, 11:00 AM Eastern Daylight Time. Hosting the call will be
Mr. Robert Archer, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or dialing in just prior to the start time.

Live webcast and registration www.greatpanther.com

U.S. & Canada Toll-Free: (866) 832 4290

International Toll: (919) 825 3215

Conference ID: 87686104

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

All shareholders have the option to receive a hard copy of the Company's financial statements free of charge upon request. Should you wish to receive Great Panther Silver's financial statements in hard copy, please contact us at the Company toll free at 1-888-355-1766 or 604-608-1766, or e-mail info@greatpanther.com.

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to Gross profit before non-cash items, Adjusted EBITDA, Cash cost per silver payable ounce, and All-in sustaining cost per silver payable ounce which are non-IFRS measures. The Company provides these measures as additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the three and six months ended June 30, 2015, for definitions and reconciliations of these measures to the Company’s financial statements.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango. Recently, the Company signed a two-year option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and, through the acquisition of Cangold Limited, now holds an option to acquire a 100% interest in the advanced stage Guadalupe de los Reyes Project in Mexico.

Robert A. Archer President & CEO 1-888-355-1766

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For further information, please contact:

Spiros Cacos

Director, Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Canadian dollars)

As at June 30, 2015 and December 31, 2014 (Unaudited)

	June 30,	December 31,
	2015	2014

Assets

Current assets:
Cash and cash equivalents	$ 19,432	$ 17,968
Trade and other receivables	12,339	10,697
Income taxes recoverable	93	170
Inventories	6,901	8,928
Other current assets	1,252	750
	40,017	38,513
Non-current assets:
Mineral properties, plant and equipment	23,201	29,770
Exploration and evaluation assets	8,305	3,081
Intangible assets	239	366
Deferred tax asset	285	71
	$ 72,047	$ 71,801

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$ 6,075	$ 5,606

Non-current liabilities:
Reclamation and remediation provision	2,815	3,378
Deferred tax liability	3,772	4,088
	12,662	13,072

Shareholders’ equity:
Share capital	125,646	124,178
Reserves	10,618	10,298
Deficit	(76,879)	(75,747)
	59,385	58,729
	$ 72,047	$ 71,801

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of Canadian dollars, except per share data)

For the three and six months ended June 30, 2015 and 2014 (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014

Revenue	$ 19,183	$ 14,465	$ 39,434	$ 27,345
Cost of sales
Production costs	12,470	12,038	26,068	21,647
Amortization and depletion	5,010	3,911	11,010	7,545
Share-based compensation	35	45	163	100
	17,515	15,994	37,241	29,292

Gross profit (loss)	1,668	(1,529)	2,193	(1,947)

General and administrative expenses
Administrative expenses	1,587	1,739	3,661	3,292
Amortization and depletion	61	77	125	160
Share-based compensation	115	38	214	99
	1,763	1,854	4,000	3,551

Exploration and evaluation expenses
Exploration and evaluation, and development expenses	953	518	1,868	2,119
Share-based compensation	88	17	145	32
	1,041	535	2,013	2,151

	(1,136)	(3,918)	(3,820)	(7,649)

Finance and other (expense) income
Interest income	87	64	226	146
Finance costs	(47)	(38)	(67)	(76)
Foreign exchange (loss) gain	(3,837)	(2,837)	2,129	937
Other income (expense)	32	43	58	(618)
	(3,765)	(2,768)	2,346	389

Loss before income taxes	(4,901)	(6,686)	(1,474)	(7,260)

Income tax expense
Current expense	70	13	225	180
Deferred expense (recovery)	(249)	(2,207)	(567)	(2,346)
	(179)	(2,194)	(342)	(2,166)
Net loss for the period	$ (4,722)	$ (4,492)	$ (1,132)	$ (5,094)

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	1,847	464	(207)	32
Change in fair value of available-for-sale financial assets, net of tax	-	2	-	6
	1,847	466	(207)	38
Total comprehensive loss for the period	$ (2,875)	$ (4,026)	$ (1,339)	$ (5,056)

Loss per share
Basic	$ (0.03)	$ (0.03)	$ (0.01)	$ (0.04)
Diluted	$ (0.03)	$ (0.03)	$ (0.01)	$ (0.04)

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

For the three and six months ended June 30, 2015 and 2014 (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Cash flows from operating activities
Net loss for the period	$ (4,722)	$ (4,492)	$ (1,132)	$ (5,094)
Items not involving cash:
Amortization and depletion	5,071	3,988	11,135	7,705
Unrealized foreign exchange loss (gain)	3,406	2,327	(1,410)	(748)
Income tax (recovery) expense	(179)	(2,194)	(342)	(2,166)
Accretion on reclamation and remediation provision	10	38	30	76
Share-based compensation	238	100	522	231
Other (income) expense	(49)	-	(188)	646
Other non-cash items	-	(79)	-	(326)
	3,775	(312)	8,615	324
Interest received	11	64	60	126
Income taxes paid	(219)	(75)	(278)	(159)
	3,567	(323)	8,397	291
Changes in non-cash working capital:
Decrease (increase) in trade and other receivables	1,127	(2,908)	(1,823)	972
Decrease in income taxes recoverable	135	163	58	329
Decrease in inventories	936	824	1,030	399
Decrease (increase) in other current assets	82	(142)	(477)	(896)
(Decrease) increase in trade and other payables	(341)	1,051	164	(1,209)
Net cash from (used in) operating activities	5,506	(1,335)	7,349	(114)

Cash flows from investing activities:
Additions to intangible assets	-	(18)	-	(18)
Additions to mineral properties, plant and equipment	(2,160)	(1,988)	(3,485)	(4,153)
Acquisition of Cangold	(62)	-	(994)	-
Additions to exploration and evaluation assets – Coricancha Mine Complex	(2,157)	-	(2,157)	-
Net cash used in investing activities	(4,379)	(2,006)	(6,636)	(4,171)

Cash flows from financing activities:
Proceeds from exercise of options	-	158	9	438
Net cash from financing activities	-	158	9	438

Effect of foreign currency translation on cash and cash equivalents	(389)	(432)	742	132

Increase (decrease) in cash and cash equivalents	738	(3,615)	1,464	(3,715)
Cash and cash equivalents, beginning of period	18,694	21,660	17,968	21,760
Cash and cash equivalents, end of period	$ 19,432	$ 18,045	$ 19,432	$ 18,045